SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934
[December 22, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-___

SIGNATURES
Date  December 22, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel
Metso Corporation

METSO’S BOARD OF DIRECTORS APPROVES A SHARE OWNERSHIP PLAN FOR 2006-2008
(Helsinki, Finland, December 22, 2005) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation’s Board of Directors has approved a share ownership plan for the 2006-2008 strategy period. The plan will form part of the remuneration and commitment program for the management of Metso Corporation and its business areas, and it is targeted to approximately 50 managers.
The purpose of the longer-term incentive plan is to support the meeting and exceeding of the financial targets set in the 2006-2008 strategy, which was approved by Metso’s Board of Directors in August 2005. The purpose is also to commit the participants to Metso. The share ownership plan complements Metso’s existing annual incentive plans, which currently cover over 80 percent of Metso’s employees.
The share ownership plan covers three earning periods, each of them lasting one calendar year, that is years 2006, 2007 and 2008. The Board of Directors has authorized the Metso Compensation Committee to decide on the distribution of the share-based incentives.
The potential reward from the plan will be based on the achieved operating profit of Metso Corporation and its business areas. The incentive will consist of both shares and cash, with cash dedicated to cover possible taxes and tax-related payments. Shares earned on the basis of the share ownership plan cannot be transferred within three years from the reward payment.
The share ownership plan will cover a maximum total of 360,000 shares from treasury shares. If the value of Metso’s share exceeds EUR 38, the number of grantable shares will be decreased in a corresponding ratio. Metso’s Board of Directors will decide during the first half of 2006 on the purchase of Metso’s own shares for the incentive plan.
Metso is a global engineering and technology corporation with 2004 net sales of approximately EUR 4 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253.
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.